UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

SUPER LUCK INC.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	33-1123472 I.R.S. Employer Identification No.

Rm 1901-2, Lucky Building

39 Wellington Street, Central, Hong Kong

 (Address of principal executive offices)

Issuers telephone number (852) 2802-8663

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities to be registered pursuant to Section 12(g) of the Act.

100,000,000 shares of common stock, $.001 par value
(Title of Class)

Table of Contents

PART I

1

ITEM 1. DESCRIPTION OF BUSINESS

1

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

6

ITEM 3. DESCRIPTION OF PROPERTY

9

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

9

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

10

ITEM 6. EXECUTIVE COMPENSATION

11

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

11

ITEM 8. DESCRIPTION OF SECURITIES

12

PART II

13

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

13

ITEM 2. LEGAL PROCEEDINGS

14

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

14

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

14

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

15

PART F/S

17

ITEM 1. AUDITED FINANCIAL STATEMENTS

17

PART III

26

ITEM 1. INDEX TO EXHIBITS

26

ITEM 2. DESCRIPTION OF EXHIBITS

26

SIGNATURES

26

-ii-

PART I

Item 1. Description of Business

Business Development

Super Luck Inc. (hereinafter also referred to as the "Company", “we”, “Super Luck”) was incorporated in the State of Delaware on August 10, 2005.  The Company was authorized to issue a total number of 100,000,000 shares of $0.001 par value common stock. We are a development stage company and our business is to develop a market to resell and support a financial software product. We maintain our registered agent's office at 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801, and our business office is Room 1901-02, Lucky Building, 39 Wellington Street, Central, Hong Kong. Our telephone number is (852) 2802 8663.

Business of Registrant

We are a development stage company formed to explore business opportunities to resell financial software products. Activities to date have consisted solely of the raising of initial capital, developing a general business plan and signing an agreement with a business partner.  We have not yet approached any prospective customers, nor have we earned revenue from any business operations.  There is no assurance that we will achieve or sustain profitability on an annual or quarterly basis.

On November 21, 2005, the Company signed an agreement with Ariel Communications Limited (“Ariel”, the “Vendor”), a United Kingdom incorporated company, and became a reseller of computer software named FX Trading Platform (the “Software”, “FX System”). The Software enables brokerage firms to conduct Foreign Exchange trading for their end clients, and it targets small and medium sized brokerage firms who do not have the financial ability and technological know-how to develop their own in-house software to trade Foreign Exchange real time. Super Luck has a license to market, sell and support the Software within Hong Kong, Taiwan, Greater China, Macau, Dubai and Kuwait (the “Territory”).

Our proposed business plan is to introduce the Software to potential corporate clients which will enable them to offer the services provided by the Software to their own clients. We will receive an introduction fee for each new introduction of a client.  The Company will also receive a fee from the Client for after-sales services such as user training, system upgrade, software support and system maintenance.

We have plans to work with local vendors and sign cooperative agreements with them. Local vendors have already built up a large customer base, and we can introduce the Software to the clients through this channel. We expect to get in touch with larger organizations like banks and large financial institutions. We hope to create revenue when such institutions acquire the Software and our services.

Super Luck plans to form a professional sales team in which the members of the team have already built up a strong client base during their past years of work. The team will target the top management of potential financial and brokerage firms and introduce them the Software.

According to its contract with Ariel, the Company must undertake all due diligence, care and skill:

(a)

to promote, market, sell and support the Software upon the terms specified by Ariel to the Potential Clients within the Territory and to co-ordinate with Ariel its approach to the Potential Clients. Prior to making an initial approach to a Potential Client, the Company is required to notify Ariel in writing and obtain Ariel’s written consent;

(b)

to act as a contact point for Ariel to provide after sales services to the Potential Client. After sales services include system upgrade, staff training, system maintenance and configuration etc.

(c)

to service the Potential Clients’ requirements with a view to ensuring the Potential Clients’ continuing commitment to license the Software;

(d)

to promptly provide Ariel with such information relating to the Potential Clients as Ariel may reasonably require from time to time;

(e)

to conduct its activities in a proper and efficient manner

FX Trading Platform

Ariel developed the FX System in 1999. FX System enables banks, brokers and trading houses to benefit from the rapidly evolving financial markets. It also provides cost effective trading solutions to financial services companies and brokerage firms who do not have large budgets available. It has three interfaces, namely, the Client, Dealer and Administration interfaces that link all market participants such as clients, dealers, brokers, salespeople (in-house and external), and price feed, news, charting and other service providers.

The Client interface offers features such as real time firm quotes, real time chat, click & deal trading, live margining of client accounts, real time intra-day valuation of client accounts etc.  The Dealer interface allows users to send trade and order requests, have one-on-one online chat sessions with clients, broadcast global messages to all registered clients, and access the administration screens to view client accounts. The Administration interface enables dealer & client software installation, setting up of dealer and client accounts, and facilitates other back office functionalities. The FX System has a remote management interface (“RMI”) for users to manage markets and parameters; monitor input and output interfaces; view prices; enter prices manually, view price history; build up and maintain portfolios of markets using easy drag-and-drop functionality; manual quoting for markets; set users, groups and privilege levels for restricted or open access according to need etc.

Foreign Exchange Market in Hong Kong and the Mainland China

The foreign exchange (“Forex”) market  is the largest financial market in the world. Unlike other financial markets, the Forex market does not have a specific exchange location. Trades are carried out through banks, businesses and foreign currency traders. The Forex market is open 24 hours a day, five days a week, with currencies being traded worldwide among the major financial centers of London, New York, Tokyo, Zurich, Frankfurt, Hong Kong, Singapore, Paris and Sydney.

Hong Kong is the world's 6th largest foreign exchange center. There is considerable demand for foreign exchange among Hong Kong citizens.  Telephone dealing is still the most popular mode of trading foreign currencies, followed by counter and online trading. We believe that the advancement in software development will increase the efficiency of counter and online trading.

Following the exchange rate reform in April 1994 in China, the China Foreign Exchange Trading Centre was re-located to Shanghai to unify Forex trading for the whole nation.  Considering the population in China, the percentage of Chinese citizens with a brokerage account and the number of brokerage firms are still small compared to that of other developed countries. Nonetheless, China's accession to the World Trade Organization (WTO) will increase the efficiency of China's market-oriented economy. We believe that the securities industry will continue to grow steadily with the support of the Chinese government in reforming the legal and structural framework for the industry.  Moreover, most small and medium sized brokerage firms in Hong Kong and China do not have the financial ability and technology know-how to develop their own in-house software to trade Foreign Exchange real time. We expect vast opportunities in the financial software industry in both markets.

Usage of Financial Software in the Securities Industry

Information technology has been widely used in every industry and the securities industry is no exception. Investors can now quote prices and make transaction orders anytime and anywhere. Undoubtedly, advancement in financial software greatly improves the efficiency and effectiveness of instant trading. Software application products for financial institutions can facilitate the automation and streamlining of operational workflows. Financial software packages are much more user-friendly and easy-to-use now than they were in the past. They can provide a variety of functions to suit business needs of users.

The FX System allows brokers to view data relating to their clients, to list their clients, to trade and order, and to access the data for all their clients. The Software also enables margin calls to be triggered automatically when the client account falls below their margin requirement, generates automatic liquidation orders for dealer execution on equity level falling below pre-defined levels and emails client on all orders executed and cancelled.

As software developers receive feedback and opinions from users, they will continue to improve the functionality and efficiency of the software. We believe that the usage of financial software will continue to grow in the near future.

The Financial Software Industry in Hong Kong and China

The financial sector in Hong Kong fared well in the third quarter of 2005, benefiting from the progressive pick-up in economic activities. Due to the fact that Hong Kong is the financial center of Asia and the economy continues to improve, we believe that the financial software industry in Hong Kong will continue to grow.

China has experienced strong economic growth in recent years. The government has enacted various policies to reform the financial and banking industry after China's accession to the World Trade Organization (WTO). The recent speculation of Reminbi revaluation further increased investors’ interest in the China’s financial market.  With a robust financial market, we expect a strong need of financial software in the brokerage and financial firms in China. Financial software developed in China has been considered to be less sophisticated than those developed overseas; therefore, we anticipate that Chinese companies will want our software.

Because small and medium sized brokerage firms and financial institutions in both regions do not have the financial ability and technology know-how to develop their own in-house software, most of them acquire financial software from overseas or local vendors.

Customers and Marketing

As a development stage company, we will concentrate on the Hong Kong market and expanding into the Greater China, particularly, Shen Zhen and Shanghai. Our target customers include financial services companies and brokerage firms in the regions. However, we have an opportunity to offer the Software to Potential Clients in the other aforesaid regions, we will certainly pursue it.

We have no current customers at this moment.

We plan to organize a number of marketing events, such as seminars and business luncheons, to promote the Software and our Company. Our president and director, Mr. Wilson Kin Cheung, has a wide network in the finance industry. With such a network, we can invite renowned speakers who have extensive experience in Forex trading and are well-known to bankers, brokers, and management of the trading houses to speak at our marketing events. Different speakers of various backgrounds will give a speeches on topics related to the Forex trading market in Hong Kong and Greater China. In the latter part of the activities, we will introduce the Software to the participants. It is likely that the talk will attract many of our potential customers, and we will take the opportunity to promote our Company and the Software and to distribute marketing materials.  There will be six seminars/ luncheons in 2006 and four in 2007.

In addition to seminars and luncheons, we will organize information sessions targeted at potential clients and local vendors who have great interest in the product and our services. The talk will be given by experts from Ariel and Super Luck. Our clients can have an in-depth conversation with the experts and get to know about FX System and the benefit of the Software. We will also introduce the services and give them a general idea on our price. Our professional salespersons will contact the potential clients individually to investigate their needs and requirements. The team will then prepare a customized proposal for each client.  These information sessions will be held at our office twice a month. In the case of large corporate clients, we will organize such information sessions on request.

The Company realizes the importance of after sales services and full technical and customer service support for retaining valuable clients. There is a plan to expand the customer services team to provide better and more personalized service to customers of the Company in 2007. We may further launch larger-scale seminar in China to promote the Software and pursue work with several software distributors in China after we develop a firm customer base in Hong Kong.

Competition

We believe that Super Luck will face competition from many businesses, especially those with greater recognition, greater resources in terms of manpower and money, and a longer operating history. Our competitors may also leverage their existing relationships with companies, their expertise and their established reputations to increase their share of the market. Because we consider the barriers to entry in our expected market to be low due to the low capital investment required, we anticipate that we will face many additional competitors in the future. Although we believe that we will be able to compete successfully in this market, we cannot assure you that we will be able to do so.

We have two major competitors: FXCM and Brokerbox. FXCM is one of the largest non-bank Forex capital markets and specializes solely in spot foreign exchange. It provides online foreign exchange services to private clients, hedge funds and financial institutions throughout the world. It has an affiliate office in Hong Kong that serves client base in both North and South East Asia. We believe that FXCM will be a strong competitor due to its longer operating history, higher company profile and a significantly larger number of employees. Although Super Luck is considerably smaller in terms of company size, the two companies target different segment of clients. Super Luck will first target at small brokerage firms and financial institutes at the development stage, while FXCM targets larger clients.

Brokerbox is a United Kingdom based technology company formed in 1999 and is headquartered in London with branch offices in New York, Chicago, Geneva & Monaco. It provides managed e-business solutions to the banking and brokerage industry which includes real-time data acquisition, real-time charting, secure OT ‘click & deal’ trading platform, etc. Instead of focusing on the Forex market, Brokerbox develops a number of other trading systems. Their software can be used online and is available for users to download and install in their own PCs.  Similarly to Ariel, it distributes its software globally by signing distribution agreement with other companies.

Currently, the Company is the only reseller of the FX System in the territories including Hong Kong, Taiwan, Greater China, Macau, Dubai and Kuwait. There are not many financial software companies that develop Forex trading system, and our main competitors are overseas companies.

Employees

At present, we have no full or part-time employees. The Company is currently managed by Mr. Wilson Kin Cheung, the President and Director of the Company. We have not signed any employee agreement with Mr. Cheung. Mr. Cheung devotes approximately 25% of his time to our operations. We presently do not have pension, health, annuity, insurance, stock options, profit sharing and similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

We plan to hire two employees in the coming year. One will be responsible for organizing seminar/luncheon/information sessions to promote the software and for handling other general administrative work. We also plan to hire a professional salesperson with experience in financial software products. Both employees will be located in the Hong Kong office.

Reports to Security Holders

After we complete this registration, we will not be required to furnish you with an annual report and we will not be voluntarily sending you an annual report.  Our annual reports will include audited financial statements.  Shareholders wishing to receive an annual report may request one by contacting our principal executive offices.  We will be required to file reports with the SEC under section 15(d) of the Securities Act.  The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC Internet site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis or Plan of Operation

DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements that include risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This Form also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the operation and growth of our business and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in this registration as we are a development stage company with no operations to date. Our ability to generate revenue is subject to substantial risks.

PLAN OF OPERATION

Our overall objective is to create a software reselling business by building a corporate image as a reliable, trustworthy partner which provides high quality service to our clients. With a good brand name, clients will introduce our services to other potential customers by word of mouth. Our ability to succeed depends on a number of factors including, but not limited to, our ability to achieve and maintain strategic partnerships and alliances with our local vendors and our ability to form partnerships with brokerages and financial institutions.

Our plan of operations for 2006 and 2007 includes the following elements:

To Increase our Company Profile and the Awareness of the Software

We plan to organize a number of marketing events, such as seminars and business luncheons, to promote the Software and our Company. Our president and director, Mr. Wilson Kin Cheung, has a wide network in the finance industry. With such a network, we can invite renowned speakers who have extensive experience in Forex trading and are well-known to bankers, brokers, and management of the trading houses to speak at our marketing events. Different speakers of various backgrounds will give a speech on topics related to the Forex trading market in Hong Kong and Greater China. In the latter part of the activities, we will introduce the Software to the participants. It is likely that the talk will attract many of our potential customers, and we will take the opportunity to promote our Company and the Software and distribute marketing materials.  There will be at least six seminars/ luncheons in 2006 and four in 2007.

In addition to seminars and luncheons, we will organize informational sessions targeted at potential clients and local vendors who have great interest in the product and our services. The talk will be given by experts from Ariel and Super Luck. Our clients can have an in-depth conversation with the experts and learn about the FX System and the benefits of the Software. We will also introduce the services we provide and give the potential clients a general idea on price. Our professional salespersons will contact the potential clients individually to investigate their needs and requirements. The team will then prepare a customized proposal for each client.  These information sessions will be held at our office twice a month. In the case of large corporate clients, we will organize such information session on request.

Increase our Revenue by Developing Strategic Alliance with Local Vendors

We plan to work with local vendors and sign cooperative agreements with them. Local vendors have already built up a large customer base, and we can introduce the Software to clients through this channel. We expect to get in touch with larger organizations like banks and large financial institutions. We hope to create revenue when such institutions acquire the Software and our services.

Product Research and Development

Super Luck does not plan to have any significant product research and development, as we only acquired the license to resell the Software. Our supplier, Ariel, is responsible for improving and upgrading the Software.

Liquidity and Capital Resources

Our financial statements are stated in U.S. Dollars, and are prepared in accordance with Generally Accepted Accounting Principles or GAAP.

We are in the development stage and have experienced no significant change in liquidity, capital resources or shareholders' equity. As of November 30, 2005, our audited balance sheet reflects total assets of $7,695. We plan to carry out the operations set forth in our business plan. We expect to incur expenses due to the hiring of professional salespersons and booking hotel conference rooms for organizing marketing events in 2006 and 2007.

We do not plan to expand our operations until enough business has occurred and we think there are enough revenues to support such an expansion. Our first step is to recruit and hire salespersons on a needed basis. We have no specific long-term capital requirements other than those which would vary from the sale of the Software and no material borrowings. In our opinion, our working capital is sufficient for our present requirements for the next twelve months.

In the event that we require more working capital, no commitment to provide the additional capital has been made by our sole shareholder. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to us or at all. In the event we require more working capital, we do not have any plans to engage in any debt financing or further equity financing.

The Company plans to fund its future operations through additional sales of its unregistered common stock as necessary, although there can be no assurance the Company will be successful in its efforts to sell its common stock.

As of November 30, 2005, the Company completed two private placements totaling 8,500,000 shares of common stock at a price of $0.001 per share.  The Company issued these 8,500,000 common shares to directors and officers for gross proceeds of $8,500.

Our history of equity financings are described below:

On August 11, 2005 and August 25, 2005, we completed an offering of 3,800,000 and 4,700,000 shares of our common stock respectively to Mr. Wilson Kin Cheung at a price of $0.001 per share. We received a total of $8,500 from this offering.

We completed the offering pursuant to Regulation S of the Securities Act. Mr. Cheung represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Appropriate legends were affixed to the stock certificate issued to each purchaser in according with Regulation S. Each investor was given adequate access about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

As of November 30, 2005, Super Luck Inc. had 8,500,000 common shares outstanding.

Our ability to realize assets and discharge liabilities is dependent on continued funding from companies controlled by the president, the receipt of additional funds from investors, and the establishment of successful operations.

Material increases or decreases in our liquidity are substantially determined by the success or failure of our business operations.

Item 3. Description of Property

Office Facilities

We have no real property and currently operate from limited office space provided by Easterly Financial Investment Limited (“Easterly”), for which we pay no rent. Easterly is located at Room 1901-02, Lucky Building, 39 Wellington Street, Central, Hong Kong. We have no plans to obtain additional office space at this moment until our business is more developed.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 22, 2006, the ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below a sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	Wilson Kin Cheung (1) Rm1901-02, 19th Floor, Lucky Building, 39 Wellington Street, Central.	8,500,000	100%

Common	All Officers and Directors as a Group (1 in number)	8,500,000	100%

(1)Mr. Wilson Kin Cheung is a director and executive officer of the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

The respective positions and ages of our directors and executive officers and the year in which each director was first elected are shown in the following table. Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified. Vacancies in the existing Board of Directors are filling by majority vote of the remaining Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Name	Age	Position	Director Since

Wilson Kin Cheung	32	President and Director	August 2005

Mr. Wilson Kin Cheung has been the President and Director of Super Luck since August 2005. His responsibilities include general management and financial management. Mr. Cheung also holds the positions of Secretary, Treasurer and Chief Financial Officer.  Mr. Cheung has more than ten years experience in the investment banking and corporate finance areas in both Hong Kong and USA markets.  Prior to joining Super Luck, Mr. Cheung was with First Asia Finance Group Limited, Oriental Patron Asia Limited, Kingsway Capital Limited and Core Pacific - Yamaichi International (H.K.) Limited. He was responsible for engaging in the provision of corporate finance, financial counseling, mergers & acquisition, related party transactions convertible notes issuance, securities placement and underwriting services. During such employment, Mr. Cheung successfully assisted a number of companies to list on both the Main Board and the GEM board of Hong Kong.  He assisted several Chinese local enterprises and state-owned enterprises successfully listed or having their shares placements in Hong Kong and Singapore these years.  Meanwhile, through provision of reorganization advisory services on corporate structures to those Chinese enterprises, Mr. Cheung successfully assisted those companies listed on the Stock Exchange in Hong Kong.  Mr. Cheung is a registered member of the Securities and Futures Commission (SFC) of Hong Kong. He holds a Bachelor of Business degree from Melbourne, Australia.

Significant Employees

We have no employees at this time.  Super Luck is managed by its directors and executive officers.

Family Relationships

There is no family relationship between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving either our directors or executive officers during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of Super Luck, Inc.

Item 6. Executive Compensation

At this time, no compensation has been scheduled for members of the Board of Directors or officers of the Company.

Future compensation of officers will be determined by the Board of Directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and individual performance of each officer.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Long-Term Compensation

Not Applicable

Item 7. Certain Relationships and Related Transactions

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash.  Any such issuance of stock would be made on an adhoc basis.  Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers or to any other affiliate of the Company except as described under "Executive Compensation" above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them.  It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders.  Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8. Description of Securities

Common Stock

We are authorized to issue 100,000,000 shares of $ 0.001 par value Common Stock, of which 8,500,000 shares are issued and outstanding. As of the date hereof, there are no outstanding options, warrants or other securities.

Voting Rights

Each outstanding share of the Common Stock is entitled to one vote in person or by proxy in all matters that may be voted upon by shareholders of the Company, except that in the election of Directors, cumulative voting is permitted.

Cash Dividends

As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, and other applicable conditions. We do not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Preemptive Rights

The holders of the Common Stock have no preemptive or other preferential rights to purchase additional shares of any class of the Company's capital stock in subsequent stock offerings.

Liquidation Rights

In the event of the liquidation or dissolution of the Company, the holders of the Common Stock are entitled to receive, on a pro rata basis, all assets of the Company remaining after the satisfaction of all liabilities.

Conversion and Redemption Rights

The shares of the Company’s Common Stock have no conversion rights and are not subject to redemption. All of the issued and outstanding shares of the Company’s Common Stock are, and the unissued shares in this offering, when sold and paid for, will be duly authorized, fully paid, non-assessable and validly issued.

Stock Transfer Agent

The Company’s transfer agent is Madison Stock Transfer, Inc., 1813 East 24th Street, Brooklyn, NY 11229.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock does not trade on any exchange or any Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933.

The Securities and Exchange Commission has issued an interpretative letter which concludes that promoters and affiliates of a blank check company such as us and their transferees are not entitled to rely upon the exemption from registration provided by Rule 144 for purposes of resales of their shares.  Accordingly, any of our shares held by persons who may be deemed to be our promoters or affiliates, or their transferees, may only resell their securities through a registered offering.  On November 30, 2005, the Company's shares were owned by one registered shareholder with 8,500,000 shares outstanding. No dividends have been paid or declared by us since inception, and we do not plan to issue dividends in the near future.

Item 2. Legal Proceedings

Super Luck Inc. does not know of any material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

Item 3. Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

As of November 30, 2005, the Company has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration

Wilson Kin Cheung	08/11/05	3,800,000	$3,800
Room 1901-02, Lucky Building,
39 Wellington Street,
Central, Hong Kong.

Wilson Kin Cheung	08/25/05	4,700,000	$4,700
Room 1901-02, Lucky Building,
39 Wellington Street,
Central, Hong Kong.

For each of the above share issues we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

Item 5. Indemnification of Directors and Officers

The Company’s Articles of Incorporation and Bylaws include provisions requiring the Company to provide indemnification for officers, directors, and other persons.  The following describes the terms of the indemnification:

(a)

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b)

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)

Any indemnification under this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Part F/S

  Item 1. Audited Financial Statements

(For the Period from August 10, 2005 to November 30, 2005)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the sole director and stockholder of Super Luck, Inc.

(A Development Stage Company)

We have audited the accompanying balance sheet of Super Luck, Inc. (the “Company”) as of    November 30, 2005, and the related statements of operations, stockholder’s equity and cash flows for the period from August 10, 2005 (date of incorporation) to November 30, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Super Luck, Inc. as of November 30, 2005, and the results of its operations and its cash flows for the period from August 10, 2005 (date of incorporation) to November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As described in Note 1 to the financial statements, the Company is a development stage company and has an accumulated deficit as of November 30, 2005, these factors raise substantial doubt about its ability to continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF

Certified Public Accountants

Hong Kong

January 9, 2006

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

AS OF NOVEMBER 30, 2005

US$

ASSETS

Current assets

Cash and cash equivalents	7,695

Total assets	7,695

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities

Accrued audit fee	3,213

Total liabilities	3,213

Stockholder’s equity

Common stock - US$0.001 par value (Note 4) :
authorized 100,000,000 shares; 8,500,000 shares issued and outstanding	8,500

Accumulated deficit	(4,018)

Total stockholder’s equity	4,482

Total liabilities and stockholder’s equity	7,695

See accompanying notes to financial statements.

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM AUGUST 10, 2005 TO NOVEMBER 30, 2005

US$

Revenue	-

Expenses

Formation expenses	539

General and administrative expenses	3,480

Loss from operations	(4,019)

Interest income	1

Loss before income taxes	(4,018)

Income taxes (Note 2)	-

Net loss	(4,018)

Net loss per common share :

Basic and diluted (Note 3)	(0.0005)

Weighted average number of shares :

Basic and diluted	7,371,681

See accompanying notes to financial statements.

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM AUGUST 10, 2005 TO NOVEMBER 30, 2005

	Common stock
	No. of		Accumulated
	shares	Amount	Deficit	Total
		US$	US$	US$
Issuance of common stock
on August 25, 2005 (Note 4)	8,500,000	8,500	-	8,500

Net loss	-	-	(4,018)	(4,018)

Balance, November 30, 2005	8,500,000	8,500	(4,018)	4,482

See accompanying notes to financial statements.

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 10, 2005 TO NOVEMBER 30, 2005

US$

Cash flows from operating activities :
Net loss	(4,018)
Change in liabilities :
Increase in accrued fee	3,213

Net cash used in operating activities	(805)

Cash flows from financing activities :
Proceeds from issuance of common stock	8,500

Net cash provided by financing activities	8,500

Net change in cash and cash equivalents	7,695

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	7,695

Cash paid for :
Income taxes paid	-
Interest paid	-

See accompanying notes to financial statements.

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 10, 2005 TO NOVEMBER 30, 2005

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Corporate information

Super Luck, Inc. (the “Company”) was incorporated in the State of Delaware on August 10, 2005 for the purpose of exploring business opportunities including reselling software products.

The Company is a development stage company and has no activity during the period.

Continuance of operations

These financial statements are prepared on a going concern basis, which considers the realization of assets and satisfaction of liabilities in the normal course of business.  As of November 30, 2005, the Company had cash and cash equivalents of US$7,695, working capital and stockholder’s equity of US$4,482 and accumulated deficit of US$4,018 respectively.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans on the continuation of the Company as a going concern include financing the Company’s existing and future operations through additional issuance of common stock and/or advances from the sole stockholder and seeking for profitable business opportunities.  However, the Company has no assurance with respect to these plans.  The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and cash equivalents

Cash and cash equivalents comprise highly liquid investments with original maturity of three months or less.  At November 30, 2005, cash and cash equivalents consist of bank balance of US$1,019 and cash in hand of US$6,676, both of which are denominated in Hong Kong dollars (“HKD”).

Concentration of risk

The Company keeps cash in HKD and maintains a HKD savings account with a commercial bank in Hong Kong, which are financial instruments that are potentially subject to concentration of credit risk.  During the reporting period, the Company has not engaged in any hedging activities.

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 10, 2005 TO NOVEMBER 30, 2005

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Income taxes

The Company accounts for income tax in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that these deferred tax assets will not be realized.

Foreign currency translation

The Company keeps cash and cash equivalents and incurred expenses in HKD during the reporting period and thus HKD is considered to be the functional currency.  The Company translates the monetary assets and liabilities at year-end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period.  Exchange gains and losses arising on translation are included in earnings.

During the reporting period, there was no exchange difference.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes during the reporting period.  Actual results could differ from those estimates.

Fair values of financial instruments

Financial instruments include cash and cash equivalents and accrued audit fee.  Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values.  Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

SUPER LUCK, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 10, 2005 TO NOVEMBER 30, 2005

2.

INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows :-

US$

Loss before income taxes	(4,018)

Expected benefit at statutory rate of 34%	(1,366)
Valuation allowance	1,366

-

Recognized deferred income tax asset is as follows :

Operating losses available for future periods	1,366
Valuation allowance	(1,366)

-

At November 30, 2005, the Company has incurred operating losses of US$4,018 which, if unutilized, will expire through to 2025.  Future tax benefits arising as a result of these losses have been offset by a valuation allowance.

3.

NET LOSS PER SHARE

During the reporting period, the Company did not issue any dilutive instruments, such as options or warrants.  Accordingly, the reported basic and diluted loss per share is the same.

4.

COMMON STOCK

The Company was incorporated on August 10, 2005 with authorized capital of 100,000,000 shares of common stock of US$0.001 par value.  On August 25, 2005, 8,500,000 shares of common stock of US$0.001 par value totaling US$8,500 was issued for cash.

5.

STOCK INCENTIVE PLAN

The Company has not established any stock incentive plan since its incorporation.

6.

COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingent liabilities as of November 30, 2005.

PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
10.1	Contract with Ariel Communications Limited signed on December 6, 2005

Contract with Ariel Communications Limited, Page 1

Contract with Ariel Communications Limited, Page 2

Contract with Ariel Communications Limited, Page 3

Contract with Ariel Communications Limited, Page 4

Contract with Ariel Communications Limited, Page 5

Contract with Ariel Communications Limited, Page 6

Contract with Ariel Communications Limited, Page 7

Contract with Ariel Communications Limited, Page 8

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER LUCK, INC.

By: /s/ Wilson Cheung, President and Director

Date: February 22, 2006

Exhibit 3.1

Aug—15—2005 12:03pm

CERTIFICATE OF INCORPORATION

OF

SUPER LUCK, INC.

FIRST:

The name of this corporation is: Super Luck, Inc.

SECOND:

The address of its registered office in the State of Delaware and the name of its registered agent is Agents and Corporations, Inc., 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801.

THIRD:

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:

The total number of shares which the corporation is authorized to issue is 100,000,000 shares of common voting stock with a par value of $.001.

FIFTH:

The name and mailing address of the incorporator is:

David N. Williams, Esq., 1201 Orange Street, Suite 600, Wilmington, DE 19801

SIXTH:

The corporation is to have perpetual existence.

SEVENTH:

The directors shall have concurrent power with the stockholders to make, after, amend, change, add to or repeal the By-Laws of the corporation.

EIGHTH:

No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. This Article Eighth shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article Eighth became effective.

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed, and the facts therein stated are true and, accordingly, I have hereunto set my hand and seal 10th day of August, 2005.

/s/ David N. Williams, Esq.

Incorporator

State of Delaware

Secretary of State

Division of Corporations

Delivered 05:13 PM 8/10/2005

FILED 03:59 PM 8/10/2005

SRV 050660799 - 4013279 FILE

Exhibit 3.2

BYLAWS

OF

SUPER LUCK, INC.

Article I

Offices

The principal office of the corporation shall be designated from time to time by the corporation and may be within or outside of Delaware.

The corporation may have such other offices, either within or outside Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

ARTICLE II

Stockholders

Section 1.  Place.  Meetings of the stockholders of the Company shall be held at such place either within or without the State of Delaware as may from time to time be designated by the Board of Directors and stated in the notice of meeting.

Section 2.  Annual Meeting.  Commencing in 2006, an annual meeting of the stockholders of the Company shall be held in each year on a date and time fixed by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting.  If the election of directors is not held on the day fixed as provided herein for any annual meeting of the stockholders, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as it may conveniently be held.

Section 3.  Special Meetings.  Unless otherwise prescribed by statute, special meetings of the stockholders may be called for any purpose by the president or by the Board of Directors.  The president shall call a special meeting of the stockholders if the corporation receives one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Section 4. Notice of Meeting.  Written notice stating the place, date, and hour of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, except that if the number of authorized shares is to be increased, at least thirty days’ notice shall be given.  Notice of a special meeting shall include a description of the purpose or purposes of the meeting.  Notice of an annual meeting need not include a

1

description of the purpose or purposes of the meeting except the purpose or purposes shall be stated with respect to (i) an amendment to the articles of incorporation of the corporation, (ii) a merger or share exchange in which the corporation is a party and, with respect to a share exchange, in which the corporation's shares will be acquired, (iii) a sale, lease, exchange or other disposition, other than in the usual and regular course of business, of all or substantially all of the property of the corporation or of another entity which this corporation controls, in each case with or without the goodwill, (iv) a dissolution of the corporation, or (v) any other purpose for which a statement of purpose is required by the Delaware General Corporation Law.  Notice shall be given personally or by mail, private carrier, telegraph, teletype, electronically transmitted facsimile or other form of wire or wireless communication by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.  If mailed and if in a comprehensible form, such notice shall be deemed to be given and effective when deposited in the United States mail, addressed to the shareholder at his address as it appears in the corporation's current record of shareholders, with postage prepaid.  If notice is given other than by mail, and provided that such notice is in a comprehensible form, the notice is given and effective on the date received by the shareholder.

If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporation expense.  No notice need be sent to any shareholder if three successive notices mailed to the last known address of such shareholder have been returned as undeliverable until such time as another address for such shareholder is made known to the corporation by such shareholder.  In order to be entitled to receive notice of any meeting, a shareholder shall advise the corporation in writing of any change in such shareholder's mailing address as shown on the corporation's books and records.

When a meeting is adjourned to another date, time or place, notice need not be given of the new date, time or place if the new date, time or place of such meeting is announced before adjournment at the meeting at which the adjournment is taken.  At the adjourned meeting the corporation may transact any business which may have been transacted at the original meeting.  If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting as of the new record date.

A shareholder may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such shareholder.  Such waiver shall be delivered to the corporation for filing with the corporate records.  Further, by attending a meeting either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting because of lack of notice or defective notice.  By attending the meeting, the shareholder also waives any objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

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Section 5.  Quorum. One-third of the votes entitled to be cast on a matter by a voting group shall constitute a quorum of that voting group for action on the matter.  In no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series of classes or series.

Section 6.  Voting.  At all meetings of the stockholders, every registered owner of shares entitle to vote may vote in person or by proxy and shall have one vote for each such share standing in his or her name on the books of the Company.  At all elections of directors, the voting shall be by ballot.  The Board of Directors, or, if the Board shall not have made the appointment, the chairman presiding at any meeting of the stockholders, shall have power to appoint two or more persons to act as inspectors or tellers, to receive, canvass, and report the votes cast by the stockholders at such meeting; but no candidate for the office of director shall be appointed as inspector or teller at any meeting for the election of directors.

Section 7. Chairman of Meeting.  The President, or, in his or her absence, a Vice President shall preside at all meetings of the stockholders; and, in the absence of the President and Vice President, the Board of Directors may appoint any stockholder to act as chairman of the meeting.

Section 8.  Secretary of Meeting.  The Secretary of the Company shall act as secretary of all meetings of the stockholders; and, in his or her absence, the chairman may appoint any person to act as secretary of the meeting.

Section 9.  Proxies.  At all meetings of shareholders, a shareholder may vote by proxy by signing an appointment form or similar writing, either personally or by his duly authorized attorney-in-fact.  A shareholder may also appoint a proxy by transmitting or authorizing the transmission of a telegram, teletype, or other electronic transmission providing a written statement of the appointment to the proxy, a proxy solicitor, proxy support service organization, or other person duly authorized by the proxy to receive appointments as agent for the proxy, or to the corporation.  The transmitted appointment shall set forth or be transmitted with written evidence from which it can be determined that the shareholder transmitted or authorized the transmission of the appointment.  The proxy appointment form or similar writing shall be filed with the secretary of the corporation before or at the time of the meeting.  The appointment of a proxy is effective when received by the corporation and is valid for eleven months unless a different period is expressly provided in the appointment form or similar writing.

Any complete copy, including an electronically transmitted facsimile, of an appointment of a proxy may be substituted for or used in lieu of the original appointment for any purpose for which the original appointment could be used.

3

Revocation of a proxy does not affect the right of the corporation to accept the proxy's authority unless (i) the corporation had notice that the appointment was coupled with an interest and notice that such interest is extinguished is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment, or (ii) other notice of the revocation of the appointment is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.  Other notice of revocation may, in the discretion of the corporation, be deemed to include the appearance at a shareholders' meeting of the shareholder who granted the proxy and his voting in person on any matter subject to a vote at such meeting.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.

The corporation shall not be required to recognize an appointment made irrevocable if it has received a writing revoking the appointment signed by the shareholder (including a shareholder who is a successor to the shareholder who granted the proxy) either personally or by his attorney-in-fact, notwithstanding that the revocation may be a breach of an obligation of the shareholder to another person not to revoke the appointment.

Subject to any express limitation on the proxy's authority appearing on the appointment form, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

Section 10.  Voting of Shares.  Each outstanding share, regardless of class, shall be entitled to one vote, except in the election of directors, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the articles of incorporation as permitted by the General Delaware Corporation Law.  Cumulative voting shall not be permitted in the election of directors or for any other purpose.  Each record holder of stock shall be entitled to vote in the election of directors and shall have as many votes for each of the shares owned by him as there are directors to be elected and for whose election he has the right to vote.

At each election of directors, that number of candidates equaling the number of directors to be elected, having the highest number of votes cast in favor of their election, shall be elected to the Board of Directors.

Except as otherwise ordered by a court of competent jurisdiction upon a finding that the purpose of this Section would not be violated in the circumstances presented to the court, the shares of the corporation are not entitled to be voted if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second

4

corporation except to the extent the second corporation holds the shares in a fiduciary capacity.

Redeemable shares are not entitled to be voted after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

Section 11.  Corporation's Acceptance of Votes.  If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the shareholder.  If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and to give it effect as the act of the shareholder if:

(i)

the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

(ii)

the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(iii)

the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(iv)

the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory’s authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(v)

two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants or fiduciaries, and the person signing appears to be acting on behalf of all the co-tenants or fiduciaries; or

(vi)

the acceptance of the vote, consent, waiver, proxy appointment or proxy appointment revocation is otherwise proper under rules established by the corporation that are not inconsistent with this Section 11.

5

The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

Neither the corporation nor its officers nor any agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section is liable in damages for the consequences of the acceptance or rejection.

Section 12.  Informal Action by Shareholders.  Any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Action taken under this Section 12 is effective as of the date the last writing necessary to effect this action is received by the corporation, unless all of the writings specify a different effective date, in which case such specified date shall be the effective date for such action.  If any shareholder revokes his consent as provided for herein prior to what would otherwise be the effective date, the action proposed in the consent shall be invalid.  The record date for determining shareholders entitled to take action without a meeting is the date the corporation receives a writing upon which the action is taken.

Every written consent shall bear the date of signature of each stockholder or member who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section to the corporation, written consents signed by a sufficient number of holders or members to take action are delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders or members who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the corporation.

Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section 12 may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent thereto is

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revoked, if such writing is received by the corporation before the effectiveness of the action.

Section 13.  Meetings by Telecommunication.  Any or all of the shareholders may participate in an annual or special shareholders' meeting by, or the meeting may be conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting.  A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE III

Board of Directors

Section 1.  General Powers.  All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors.

Section 2.  Number, Qualifications and Tenure.  The number of directors of the corporation shall be fixed from time to time by the Board of Directors, within a range of no less than one or more than nine.  A director shall be a natural person who is eighteen years of age or older.  A director need not be a resident of Delaware or a shareholder of the corporation.

Directors shall be elected at each annual meeting of shareholders.  Each director shall hold office until the next annual meeting of shareholders following his election and thereafter until his successor shall have been elected and qualified.  Directors shall be removed in the manner provided by the Delaware General Corporation Law.

Section 3.  Vacancies.  Any director may resign at any time by giving written notice to the corporation.  Such resignation shall take effect at the time the notice is received by the corporation unless the notice specifies a later effective date.  Unless otherwise specified in the notice of resignation, the corporation's acceptance of such resignation shall not be necessary to make it effective.   Any vacancy on the Board of Directors may be filled by the affirmative vote of a majority of the shareholders or the Board of Directors.  If the directors remaining in office constitute fewer than a quorum of the Board, the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.  If elected by the directors, the director shall hold office until the next annual shareholder's meeting at which directors are elected.  If elected by the shareholders, the director shall hold office for the unexpired term of his predecessor in office; except that, if the director's predecessor was elected by the directors to fill a vacancy, the director elected by the shareholders shall hold office for the unexpired term of the last predecessor elected by the shareholders.

Section 4.  Regular Meetings.  A regular meeting of the Board of Directors shall be held without notice immediately after and at the same place as the annual meeting of shareholders.  The board of directors may provide by resolution the time and place, either

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within or outside Delaware, for the holding of additional regular meetings without other notice.

Section 5.  Special Meetings.  Special meetings of the Board of Directors may be called by or at the request of the president or any two directors.  The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or outside Delaware, as the place for holding any special meeting of the Board of Directors called by them, provided that no meeting shall be called outside the State of Delaware unless a majority of the Board of Directors has so authorized.

Section 6.  Notice.  Notice of any special meeting shall be given at least two days prior to the meeting by written notice either personally delivered or mailed to each director at his business address, or by notice transmitted by telegraph, telex, electronically transmitted facsimile or other form of wire or wireless communication.  If mailed, such notice shall be deemed to be given and to be effective on the earlier of (i) three days after such notice is deposited in the United States mail, properly addressed, with postage prepaid, or (ii) the date shown on the return receipt, if mailed by registered or certified mail return receipt requested.  If notice is given by telex, electronically transmitted facsimile or other similar form of wire or wireless communication, such notice shall be deemed to be given and to be effective when sent, and with respect to a telegram, such notice shall be deemed to be given and to be effective when the telegram is delivered to the telegraph company.  If a director has designated in writing one or more reasonable addresses or facsimile numbers for delivery of notice to him, notice sent by mail, telegram, telex, electronically transmitted facsimile or other form of wire or wireless communication shall not be deemed to have been given or to be effective unless sent to such addresses or facsimile numbers, as the case may be.

A director may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such director.  Such waiver shall be delivered to the corporation for filing with the corporate records.  Further, a director's attendance at or participation in a meeting waives any required notice to him of the meeting unless at the beginning of the meeting, or promptly upon his arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 7.  Quorum.  A majority of the number of directors fixed by the Board of Directors pursuant to Section 2 or, if no number is fixed, a majority of the number in office immediately before the meeting begins, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.  If less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, for a period not to exceed sixty days at any one adjournment.

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Section 8.  Manner of Acting.  The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.  No director may vote or act by proxy at any meeting of directors.

Section 9.  Compensation.  By resolution of the Board of Directors, any director may be paid any one or more of the following:  his expenses, if any, of attendance at meetings, a fixed sum for attendance at each meeting, a stated salary as director, or such other compensation as the corporation and the director may reasonably agree upon.  No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10.  Presumption of Assent.  A director of the corporation who is present at a meeting of the Board of Directors or committee of the board at which  action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) the director objects at the beginning of the meeting, or promptly upon his arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting, (ii) the director contemporaneously requests that his dissent or abstention as to any specific action taken be entered in the minutes of the meeting, or (iii) the director causes written notice of his dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the corporation promptly after the adjournment of the meeting.  A director may dissent to a specific action at a meeting, while assenting to others.  The right to dissent to a specific action taken at a meeting of the Board of Directors or a committee of the board shall not be available to a director who voted in favor of such action.

Section 11.  Action Without a Meeting.  Any action required or permitted to be taken at a meeting of the directors or any committee designated by the Board of Directors may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by all of the directors entitled to vote with respect to the action taken.  Such consent shall have the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document.  Unless the consent specifies a different effective date, action taken under this Section 12 is effective at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked his consent by a writing signed by the director and received by the president or secretary of the corporation.

Section 12.  Telephonic Meetings.  The Board of Directors may permit any director (or any member of a committee designated by the board) to participate in a regular or special meeting of the Board of Directors or a committee thereof through the use of any means of communication by which all directors participating in the meeting can hear each other during the meeting.  A director participating in a meeting in this manner is deemed to be present in person at the meeting.

Section 13.  Standard of Care.  A director shall perform his duties as a director, including, without limitation his duties as a member of any committee of the board, in

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good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.  In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated.  However, he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted.  A director shall not be liable to the corporation or its shareholders for any action he takes or omits to take as a director if, in connection with such action or omission, he performs his duties in compliance with this Section 13.

The designated persons on whom a director is entitled to rely are (i) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, (ii) legal counsel, public accountant, or other person as to matters which the director reasonably believes to be within such person's professional or expert competence, or (iii) a committee of the Board of Directors on which the director does not serve if the director reasonably believes the committee merits confidence.

ARTICLE IV

Committees

Section 1.  Executive Committee.  The Board of Directors may appoint from among its members an Executive Committee of not less than two nor more than five members, one of whom shall be the President, and shall designate one of such members as Chairman.  The Board may also designate one or more of its members as alternates to serve as a member or members of the Executive Committee in the absence of a regular member or members.  The Board of Directors reserves to itself alone the power to declare dividends, issue stock, recommend to stockholders any action requiring their approval, change the membership of any committee at any time, fill vacancies therein, and discharge any committee either with or without cause at any time.  Subject to the foregoing limitations, the Executive Committee shall possess and exercise all other powers of the Board of Directors during the intervals between meetings.

Section 2.  Finance Committee.  The Board of Directors may appoint a Finance Committee of two or more directors, at least a majority of whom shall be neither officers nor otherwise employed by the Corporation.  The Board shall designate one director as Chairman of the Committee, and may designate one or more directors as alternate members of the Committee.  The Committee shall have the power to fix from time to time the compensation of all principal officers of the Corporation (other than the Chairman of the Board and the President, whose compensation shall be fixed from time to time by the Board) and shall otherwise exercise such powers as may be specifically delegated to it by the Board and act upon such matters as may be referred to it from time to time for study and recommendation by the Board or the President.

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Section 3.  Audit Committee.  The Board of Directors may appoint from among its members an Audit Committee of not less than two members, and shall designate one of such members as Chairman.  The United States Securities and Exchange Commission, pursuant to the Sarbanes-Oxley Act of 2002, mandates that the audit committee members be comprised of independent directors.  The criteria for determining independence of directors is that audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or any subsidiary thereof, other than in the member's capacity as a member of the Board of Directors and any board committee.  (This prohibition will preclude payments to a member as an officer or employee, as well as other compensatory payments).

The responsibilities of the Audit Committee shall be as follows:

(a) To recommend to the Board of Directors for approval by the stockholders a firm of independent public accountants, hereinafter called the firm, to audit the accounts of the Company, and such of its subsidiaries as the Audit Committee may recommend, for the year regarding which the firm is appointed.

(b) To meet jointly and/or separately with the Chief Financial Officer of the Company and the firm before commencement of the audit (i) to discuss the evaluation by the firm of the adequacy and effectiveness of the accounting procedures and internal controls of the Company and its subsidiaries, (ii) to approve the overall scope of the audit to be made and the fees to be charged, (iii) to inquire regarding and discuss with the firm recent Financial Accounting Standards Board, Securities and Exchange Commission or other regulatory agency pronouncements, if any, which might affect the Company’s financial statements.

(c) To meet jointly and/ or separately with the Chief Financial Officer and the firm at the conclusion of the audit: (i) to review the audited financial statements of the Company, (ii) to discuss the results of the audit (iii) to discuss any significant recommendations by the firm for improvement of accounting systems and controls of the Company, and (iv) to discuss the quality and depth of staffing in the accounting and financial departments of the Company.

Section 4.  Other Committees.  The Board of Directors may also appoint from among its own members such other committees as the Board may determine, which shall in each case consist of not less than two directors, and which shall have such powers and duties as shall from time to time be prescribed by the Board.  The President shall be a member ex officio of each committee appointed by the Board of Directors.

Section 5.  Rules of Procedure.  A majority of the members of any committee may fix its rules of procedure.  All action by any committee shall be reported to the Board of Directors at a meeting succeeding such action and shall be subject to revision, alteration, and approval by the Board of Directors; provided that no rights or acts of third parties shall be affected by any such revision or alteration.

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ARTICLE V

Operating Divisions of the Company

Section 1.  Advisory Board.  The Board of Directors of the Company may appoint individuals who may but need not be directors, officers, or employees of the Company to serve as members of an Advisory Board of Directors of one or more operating divisions of the Company and may fix fees or compensation for attendance at meetings of any such Advisory Boards.  The members of any such Advisory Board may adopt and from time to time may amend rules and be submitted to the Board of Directors of the Company.  The term of office of any member of the Advisory Board of Directors shall be at the pleasure of the Board of Directors of the Company and shall expire on the day of the annual meeting of the stockholders of the Company.  The function of any such Advisory Board of Directors shall be to advise with respect to the affairs of the operating divisions of the Company to which it is appointed.

Section 2.  Titles.  The Board of Directors of the Company may from time to time confer on the employees of the Company assigned to any operating division of the Company, or discontinue, the title of President, Vice President, and any other titles deemed appropriate.  The designation of any such official titles for employees assigned to operating divisions of the Company shall not be permitted to conflict in any way with any executive or administrative authority established from time to time by the Company.  Any employee so designated as an officer of an operating division shall have authority, responsibilities, and duties with respect to his or her operating division corresponding to those normally vested in the comparable officer of the Company to these Bylaws, subject to such limitations as may be imposed b the Board of Directors of the Company.

ARTICLE VI

Officers and Agents

Section 1.  General.  The officers of the corporation shall be a president, a chief financial officer, a secretary, a treasurer, and/or such other officers as may be appointed from time to time by the Board of Directors, each of whom shall be a natural person eighteen years of age or older.  The Board of Directors or an officer or officers authorized by the board may appoint such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary.  The Board of Directors or the officer or officers authorized by the board shall from time to time determine the procedure for the appointment of officers, their term of office, their authority and duties and their compensation.  One person may hold more than one office.  In all cases where the duties of any officer, agent or employee are not prescribed by the Bylaws, or by the Board of Directors, such officer, agent or employee shall follow the orders and instructions of the president of the corporation.

Section 2.  Appointment and Term of Office.  The officers of the corporation shall be appointed by the Board of Directors at each annual meeting of the board held after each annual  meeting of the shareholders.  If the appointment of officers is not made at

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such meeting or if an officer or officers are to be appointed by another officer or officers of the corporation, such appointment shall be made as soon thereafter as conveniently may be.  Each officer shall hold office until the first of the following occurs:  his successor shall have been duly appointed and qualified, his death, his resignation, or his removal in the manner provided in Section 3.

Section 3.  Resignation and Removal.  An officer may resign at any time by giving written notice of resignation to the corporation.  The resignation is effective when the notice is received by the corporation unless the notice specifies a later effective date.

Any officer or agent may be removed at any time with or without cause by the Board of Directors or an officer or officers authorized by the board.  Such removal does not affect the contract rights, if any, of the corporation or of the person so removed.  The appointment of an officer or agent shall not in itself create contract rights.

Section 4.  Vacancies.  A vacancy in any office, however occurring, may be filled by the Board of Directors, or by the officer or officers authorized by the board, for the unexpired portion of the officer's term.  If an officer resigns and his resignation is made effective at a later date, the Board of Directors, or officer or officers authorized by the board, may permit the officer to remain in office until the effective date and may fill the pending vacancy before the effective date if the Board of Directors or officer or officers authorized by the board provide that the successor shall not take office until the effective date.  In the alternative, the Board of Directors, or officer or officers authorized by the Board of Directors, may remove the officer at any time before the effective date and may fill the resulting vacancy.

Section 5. President.  Subject to the direction and supervision of the Board of Directors, the president shall be the chief executive officer of the corporation, and shall have general and active control of its affairs and business and general supervision of its officers, agents and employees.  Unless otherwise directed by the Board of Directors, the president shall attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation holds any stock.  On behalf of the corporation, the president may in person or by substitute or by proxy execute written waivers of notice and consents with respect to any such meetings.  At all such meetings and otherwise, the president, in person or by substitute or proxy, may vote the stock held by the corporation, execute written consents and other instruments with respect to such stock, and exercise any and all rights and powers incident to the ownership or said stock, subject to the instructions, if any, of the Board of Directors.  The president shall have custody of the treasurer's bond, if any.

Section 6.  Vice Presidents.  The vice presidents, if any, shall assist the president and shall perform such duties as may be assigned to them by the president or by the Board of Directors.  In the absence of the president, the vice president, if any (or, if more than one, the vice presidents in the order designated by the Board of Directors, or if the board makes no such designation, then the vice president designated by the president, or if

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neither the board nor the president makes any such designation, the senior vice president as determined by first election to that office), shall have the powers and perform the duties of the president.

Section 7.  Chief Financial Officer.  The Chief Financial Officer shall be responsible to the Board of Directors and the President for all financial control and internal audit of the Company and its subsidiaries.  He shall perform such other duties as may be assigned to him or her by the Board of Directors or the President within the scope of routine administrative matters pertaining to the duties of his office.

Section 8.  Secretary.  The secretary shall (i) prepare and maintain as permanent records the minutes of the proceedings of the shareholders and the Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation, and a record of all waivers of notice of meetings of shareholders and of the Board of Directors or any committee thereof, (ii) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law, (iii) serve as custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors, (iv) keep at the corporation's registered office or principal place of business a record containing the names and addresses of all shareholders in a form that permits preparation of a list of shareholders arranged by voting group and by class or series of shares within each group, that is alphabetical within each class or series and that shows the address of, and the number of shares of each class or series held by each shareholder, unless such a record shall be kept at the office of the corporation's transfer agent or registrar, (v) maintain at the corporation's principal office the originals or copies of the corporation's articles of incorporation, bylaws, minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group or to the holders of any class or series of shares as a group, a list of the name and business addresses of the current directors and officers, a copy of the corporation's most recent corporate report filed with the Secretary of State, and financial statements showing in reasonable detail the corporation's assets and liabilities and results of operations for the last three years, (vi) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent, (vii) authenticate records of the corporation, and (vii) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.  Assistant secretaries, if any, shall have the same duties and powers subject to supervision by the secretary.  The directors and/or shareholders may however respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings.

Any books, records, or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time.

Section 9. Treasurer.  The treasurer shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and

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shall deposit the same in accordance with the instructions of the Board of Directors.  He shall receive and give receipts and acquittances for money paid in on account of the corporation, and shall pay out of the corporation's funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity.  He shall perform all other duties incident to the office of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time.  He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.  He shall have such other powers and perform such other duties as may from time to time be prescribed by the Board of Directors or the president.  The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

Section 10.  Counsel.  The General Counsel shall advise and represent the Company generally in all legal matters and proceedings and shall act as counsel to the Board of Directors and the Executive Committee.  The General Counsel may sign and execute pleadings, powers of attorney pertaining to legal matters, and any other contracts and documents in the regular course of his duties.

Section 11.  Vacancies.  In case any office shall become vacant, the Board of Directors shall have full power to fill such vacancies.  In case of the absence or disability of any officer, the Board of Directors may delegate the powers or duties of any officer to another officer or a director for the time being.

Section 12.  Exercise of rights as stockholders.  Unless otherwise ordered by the Board of Directors, the President or a Vice President thereunto duly authorized by the President shall have full power and authority on behalf of the Company to attend and to vote at any meeting of stockholders of any corporation in which this Company may hold stock, and may exercise on behalf of this Company any and all of the rights and powers incident to the ownership of such stock.  The Board of Directors, from time to time, may confer like powers upon any other person or persons.

ARTICLE VII

Stock

Section 1.  Certificates.  The Board of Directors shall be authorized to issue any of its classes of shares with or without certificates.  The fact that the shares are not represented by certificates shall have no effect on the rights and obligations of shareholders.  If the shares are represented by certificates, such shares shall be represented by consecutively numbered certificates signed, either manually or by facsimile, in the name of the corporation by one or more persons designated by the Board of Directors.  In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nonetheless be issued by the corporation with the same effect as if he were such officer at the date of its issue.  Certificates of stock shall be in such form  and shall

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contain such information consistent with law as shall be prescribed by the Board of Directors.  If shares are not represented by certificates, within a reasonable time following the issue or transfer of such shares, the corporation shall send the shareholder a complete written statement of all of the information required to be provided to holders of uncertificated shares by the Delaware General Corporation Law.

Section 2.  Consideration for Shares.  Certificated or uncertificated shares shall not be issued until the shares represented thereby are fully paid.  The Board of Directors may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed or other securities of the corporation.  Future services shall not constitute payment or partial payment for shares of the corporation.  The promissory note of a subscriber or an affiliate of a subscriber shall not constitute payment or partial payment for shares of the corporation unless the note is negotiable and is secured by collateral, other than the shares being purchased, having a fair market value at least equal to the principal amount of the note.  For purposes of this Section 2, "promissory note" means a negotiable instrument on which there is an obligation to pay independent of collateral and does not include a non-recourse note.

Section 3.  Lost Certificates.  In case of the alleged loss, destruction or mutilation of a certificate of stock, the Board of Directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as the board may prescribe.  The Board of Directors may in its discretion require an affidavit of lost certificate and/or a bond in such form and amount and with such surety as it may determine before issuing a new certificate.

Section 4.  Holder of Record.  The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof in fact and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 5.  Transfer of Shares.  Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and receipt of such documentary stamps as may be required by law and evidence of compliance with all applicable securities laws and other restrictions, the corporation shall issue a new certificate to the person entitled thereto, and cancel the old certificate.  Every such transfer of stock shall be entered on the stock books of the corporation which shall be kept at its principal office or by the person and at the place designated by the Board of Directors.

Section 6.  Transfer Agent, Registrars and Paying Agents.  The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation.  Such agents and registrars may be located either within or outside Delaware.  They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

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ARTICLE VIII

Indemnification

Section 1.  Indemnification of officers, directors, employees and agents.

(a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)  To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

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(d)  Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2.  Witness Expenses.  The sections of this Article IX do not limit the corporation’s authority to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he has not been a named defendant or respondent in the proceeding.

Section 3.  Report to Stockholders.  Any indemnification of or advance of expenses to a director in accordance with this Article IX, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the stockholders with or before the notice of the next stockholders’ meeting.  If the next stockholder action is taken without a meeting at the instigation of the Board of Directors, such notice shall be given to

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the stockholders at or before the time the first stockholder signs a writing consenting to such action.

ARTICLE IX

Provision of Insurance

By action of the Board of Directors, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the Board of Directors deems appropriate on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company or other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in that capacity arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Article IX or applicable law.  Any such insurance may be procured from any insurance company designated by the Board of Directors of the corporation, whether such insurance company is formed under the laws of Delaware or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through stock ownership or otherwise.

ARTICLE X

Miscellaneous

Section 1.  Seal.  The corporate seal of the corporation, if any, shall be as designated by the Board of Directors and shall contain the name of the corporation.

Section 2.  Fiscal Year.  The fiscal year of the corporation shall be as established by the Board of Directors.

Section 3.  Amendments.  The Board of Directors shall have power, to the maximum extent permitted by the Delaware General Corporation Law, to make, amend and repeal the Bylaws of the corporation at any regular or special meeting of the Board unless the shareholders, in making, amending or repealing a particular bylaw, expressly provide that the directors may not amend or repeal such bylaw.  The shareholders also shall have the power to make, amend or repeal the Bylaws of the corporation at any annual meeting or at any special meeting called for that purpose.

Section 4.  Notice.  Any notice required to be given under the provisions of these Bylaws or otherwise may be waived by the stockholder, director or officer to whom such notice is required to be given.

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Section 5.  Gender.  The masculine gender is used in these Bylaws as a matter of convenience only and shall be interpreted to include the feminine and neuter genders as the circumstances indicate.

Section 6.  Conflicts.  In the event of any irreconcilable conflict between these Bylaws and either the corporation's Articles of Incorporation or applicable law, the latter shall control.

Section 7.  Definitions.  Except as otherwise specifically provided in these Bylaws, all terms used in these bylaws shall have the same definition as in the Delaware General Corporation Law.

THE FOREGOING BYLAWS, consisting of twenty (20) pages, including this page, constitute the Bylaws of Super Luck, Inc., adopted by the Board of Directors of the corporation as of August 11, 2005.

/s/ Secretary, Wilson Kin Cheung

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